SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                                 TEKTRONIX, INC.
                                (Name of Issuer)

                           Common Stock, no par value
                         (Title of class of securities)

                                   879131100
                                 (CUSIP number)


                               Ralph V. Whitworth
                            Relational Investors, LLC
                         11975 El Camino Real, Suite 300
                           San Diego, California 92130
                                 (858) 704-3333
            (Name, address and telephone number of person authorized
                     to receive notices and communications)


                               July 20, 2000
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act
(however, see the Notes).

                                  SCHEDULE 13D/A


CUSIP No.     879131100

--------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        RELATIONAL INVESTORS, LLC
--------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a) [X]
                                                                   (b) [ ]
--------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------
   4  SOURCE OF FUNDS
        00
-------------------------------------------------- -----------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                            [ ]
--------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
--------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                            1,350,107
     NUMBER OF        ----------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY            0
      OWNED BY        ----------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING              1,350,107
       PERSON         ----------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                            0
--------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
        1,350,107
--------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES                                                           [ ]
--------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        2.80%
--------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON
        OO
--------------------------------------------------------------------------

CUSIP No.     879131100

--------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        RELATIONAL INVESTORS, L.P.
--------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a) [X]
                                                                   (b) [ ]
--------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------
   4  SOURCE OF FUNDS
        WC
--------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                            [ ]
--------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
--------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                            1,053,054
     NUMBER OF        ----------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY            0
      OWNED BY        ----------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING              1,053,054
       PERSON         ----------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                            0
--------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
        1,053,054
--------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES                                                           [ ]
--------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        2.18%
--------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON
        PN
--------------------------------------------------------------------------

CUSIP No.     879131100

--------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        RELATIONAL FUND PARTNERS, L.P.
--------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a) [X]
                                                                   (b) [ ]
--------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------
   4  SOURCE OF FUNDS
        WC/OO
--------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                            [ ]
--------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
--------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                            16,121
     NUMBER OF        ----------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY            0
      OWNED BY        ----------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING              16,121
       PERSON         ----------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                            0
--------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
        16,121
--------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES                                                           [ ]
--------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        0.03%
--------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON
        PN
--------------------------------------------------------------------------

CUSIP No.     879131100

--------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        RELATIONAL COAST PARTNERS, L.P.
--------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a) [X]
                                                                   (b) [ ]
--------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------
   4  SOURCE OF FUNDS
        WC/OO
--------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                            [ ]
--------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
--------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                            35,932
     NUMBER OF        ----------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY            0
      OWNED BY        ----------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING              35,932
       PERSON         ----------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                            0
--------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
        35,932
- ------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES                                                           [ ]
- ------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        0.07%
- ------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON
        PN
- ------------------------------------------------------------------------

CUSIP No.     879131100

--------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        RELATIONAL PARTNERS, L.P.
--------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a) [X]
                                                                   (b) [ ]
--------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------
   4  SOURCE OF FUNDS
        WC/OO
--------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                            [ ]
--------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
--------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                            114,436
     NUMBER OF        ----------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY            0
      OWNED BY        ----------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING              114,436
       PERSON         ----------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                            0
--------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
        114,436
--------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES                                                           [ ]
--------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        0.24%
--------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON
        PN
--------------------------------------------------------------------------

CUSIP No.     879131100

--------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        RALPH V. WHITWORTH
--------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a) [X]
                                                                   (b) [ ]
--------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------
   4  SOURCE OF FUNDS
        NA
--------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                            [ ]
--------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
--------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                            0
     NUMBER OF        ----------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY            1,350,107
      OWNED BY        ----------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING              0
      PERSON          ----------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                            1,350,107
--------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
      1,350,107
--------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES                                                           [ ]
--------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        2.80%
--------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON
        IN
--------------------------------------------------------------------------

CUSIP No.     879131100

--------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        DAVID H. BATCHELDER
--------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a) [X]
                                                                   (b) [ ]
--------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------
   4  SOURCE OF FUNDS
        NA
--------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                            [ ]
--------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
--------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                            0
     NUMBER OF        ----------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY            1,350,107
      OWNED BY        ----------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING              0
       PERSON         ----------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                            1,350,107
--------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
        1,350,107
--------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES                                                           [ ]
--------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        2.80%
--------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON
        IN
--------------------------------------------------------------------------

CUSIP No.     879131100

--------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        JOEL L. REED
--------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a) [X]
                                                                   (b) [ ]
--------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------
   4  SOURCE OF FUNDS
        NA
--------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                            [ ]
--------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
--------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                            0
     NUMBER OF        ----------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY            1,350,107
      OWNED BY        ----------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING              0
       PERSON         ----------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                            1,350,107
--------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
        1,350,107
--------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES                                                           [ ]
--------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        2.80%
--------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON
        IN
--------------------------------------------------------------------------

     This Amendment No. 2 to Schedule 13D (this "Statement") hereby amends the Schedule 13D filed on March 29, 1999, as amended by the
Schedule 13D/A filed on July 6, 1999, as follows:


ITEM 1.  SECURITY AND ISSUER.

     Item 1 is hereby amended in its entirety by substituting the following:


     This Statement relates to the common stock without par value (the "Shares"), of Tektronix, Inc., an Oregon corporation (the "Company"). The principal executive offices of the Company are located at 14200 SW Karl Drive, Beaverton, Oregon 97070.


ITEM 2.  IDENTITY AND BACKGROUND.

     Item 2 is hereby amended in its entirety by substituting the following:


     This Statement is being filed by and on behalf of Relational Investors, L.P. ("RILP"), Relational Fund Partners, L.P. ("RFP"), Relational Coast Partners, L.P. ("RCP"), and Relational Partners, L.P. ("RP"). Each of RILP, RFP, RCP and RP is a Delaware limited partnership. The principal business of each of RILP, RFP, RCP and RP is investing in securities.

     This Statement is also being filed by and on behalf of Relational Investors, LLC ("RILLC"), a Delaware limited liability company. The principal business of RILLC is being the sole general partner of RILP, RFP, RCP and RP. RILP, RFP, RCP, RP and three accounts managed by RILLC are the beneficial owners of the securities covered by this Statement.
Pursuant to the Limited Partnership Agreement of each of RILP, RFP, RCP and RP, and the investment management agreement for the accounts managed by RILLC, RILLC has sole investment discretion and voting authority with respect to the securities covered by this Statement.

     This Statement is also being filed by and on behalf of Ralph V. Whitworth, David H. Batchelder and Joel L. Reed. Messrs. Whitworth, Batchelder and Reed are the Managing Members of RILLC, in which capacity they share voting control and dispositive power over the securities covered by this Statement. Messrs. Whitworth, Batchelder and Reed, therefore, may be deemed to have shared indirect beneficial ownership of such securities. The present principal occupation of each of Messrs. Whitworth and Batchelder is serving as a Managing Member of RILLC. The present principal occupation of Mr. Reed is serving as President of Batchelder & Partners, Inc. (Messrs. Whitworth, Batchelder and Reed, together with RILP, RFP, RCP, RP and RILLC, hereinafter, the "Reporting Persons").

     During the last five years, none of the Reporting Persons has been
(i) convicted in a criminal proceeding, or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     The business address of each of the Reporting Persons is 11975 El Camino Real, Suite 300, San Diego, California 92130.

     Messrs. Whitworth, Batchelder and Reed are citizens of the United
States.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     Item 5 is hereby amended in its entirety by substituting the following:


     (a) As of the date of this Statement, the Reporting Persons beneficially owned in the aggregate 1,350,107 Shares, constituting 2.80% of the Company's outstanding Shares (based upon 48,203,907 Shares outstanding on March 25, 2000 as set forth in the Company's Form 10-Q for the quarter ended February 26, 2000). The Reporting Persons may be deemed to have direct beneficial ownership of Shares as follows:

NAME                   NUMBER OF SHARES          PERCENT OF OUTSTANDING SHARES
------                 ----------------          -----------------------------
RILLC                        130,564                          0.27%
RILP                       1,053,054                          2.18%
RFP                           16,121                          0.03%
RCP                           35,932                          0.07%
RP                           114,436                          0.24%

     RILLC, in its capacity as an investment management consultant, may be deemed to possess direct beneficial ownership of the 124,341 Shares that are owned by accounts that it manages, 1,223 Shares granted to Mr. Whitworth as a board member and 5,000 Shares that are subject to stock options exercisable within 60 days of the date of this Statement. Additionally, RILLC, as the sole General partner of each of RILP, RFP, RCP and RP, may be deemed indirectly to own beneficially (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) the Shares of which any of RILP, RFP, RCP and RP may be deemed to possess direct beneficial ownership. Each of Messrs. Whitworth, Batchelder and Reed, as Managing Members of RILLC, may be deemed to share beneficial ownership of the Shares that RILLC may beneficially own. Each of Messrs. Whitworth, Batchelder and Reed disclaims beneficial ownership of such Shares for all other purposes.

     To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 is the beneficial owner of any Shares.

     (b) RILP has the sole power to vote or direct the vote of 1,053,054 Shares and the sole power to dispose or direct the disposition of such Shares.

     RFP has the sole power to vote or direct the vote of 16,121 Shares and the sole power to dispose or direct the disposition of such Shares.

     RCP has the sole power to vote or direct the vote of 35,932 Shares and the sole power to dispose or direct the disposition of such Shares.

     RP has the sole power to vote or direct the vote of 114,436 Shares and the sole power to dispose or direct the disposition of such Shares.

     RILLC has the sole power to vote or direct the vote of 130,564
Shares held by three accounts that it manages, and the sole power to dispose or direct the disposition of such Shares. In addition, RILLC, as sole General Partner of RILP, RFP, RCP and RP, may be deemed to have the sole power to vote or direct the vote of 1,219,543 Shares held by such Reporting Persons, and the sole power to dispose or direct the disposition of such Shares. Messrs. Batchelder, Whitworth and Reed, as the Managing Members of RILLC, may be deemed to share the power to vote or to direct the vote and to dispose or to direct the disposition of such Shares.

     (c) The Reporting Persons engaged in the following transactions in Shares during the past 60 days. All transactions involved sales of Shares on the New York Stock Exchange, unless marked with an asterisk (*) in the last column, which indicates a sale in the third market:

Reporting Person      Date of Sale    Number of Shares   Price per Share
----------------      ------------    ----------------   ---------------
RILP                    7/13/00            18,492            $86.16
RP                      7/13/00             2,009            $86.16
RFP                     7/13/00               283            $86.16
RCP                     7/13/00               631            $86.16
RILLC                   7/13/00             2,185            $86.16
RILP                    7/13/00            22,489            $86.16*
RP                      7/13/00             2,444            $86.16*
RFP                     7/13/00               344            $86.16*
RCP                     7/13/00               767            $86.16*
RILLC                   7/13/00             2,656            $86.16*
RILP                    7/20/00         2,546,667            $68.75*
RP                      7/20/00           276,747            $68.75*
RFP                     7/20/00            38,987            $68.75*
RCP                     7/20/00            86,897            $68.75*
RILLC                   7/20/00           300,702            $68.75*

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Statement, except that dividends from, and proceeds from the sale of, the Shares held by the account managed by RILLC may be delivered to such account.

         (e) Not applicable.


ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER.

     In connection with the Reporting Persons' sale of 3,250,000 Shares on July 20, 2000, RILLC entered into a Lock-Up Agreement with Thomas Weisel Partners LLC whereby RILLC agreed not to, among other things, offer, pledge, sell or otherwise dispose of shares of Company stock, or enter into any swap or other arrangement that transfers the economic consequence of ownership of Company stock, until the second trading day following the Company's next quarterly earnings release. A copy of the Lock-Up Agreement is attached as Exhibit 6 to this Statement.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     The following Exhibit 6 filed herewith is hereby added as an Exhibit:

               6.  Lock-Up Agreement between Thomas Weisel
                   Partners LLC and RILLC dated July 20, 2000.

                                   SIGNATURES


                  After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information contained in this Statement is true, complete and correct.

Dated: July 21, 2000


RELATIONAL INVESTORS, L.P.
RELATIONAL FUND PARTNERS, L.P.
RELATIONAL COAST PARTNERS, L.P.
RELATIONAL PARTNERS, L.P.

By:  Relational Investors, LLC
   -------------------------------------
     as general partner to each


    By: /s/ Ralph V. Whitworth
       ---------------------------------
        Ralph V. Whitworth
        Managing Member


RELATIONAL INVESTORS, LLC


By: /s/ Ralph V. Whitworth
   -------------------------------------
    Ralph V. Whitworth
    Managing Member


/s/ Ralph V. Whitworth
----------------------------------------
Ralph V. Whitworth


/s/ David H. Batchelder
----------------------------------------
David H. Batchelder


/s/ Joel L. Reed
----------------------------------------
Joel L. Reed

                                  EXHIBIT INDEX



Page No.   Exhibit No.     Description
--------   -----------     ------------
              6.           Lock-Up Agreement between Thomas Weisel Partners
                           LLC and RILLC dated July 20, 2000.

